

16001628

SEC
Mail Processing Section

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 22 2016

Washington DC
416

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ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

SEC FILE NUMBER

8- **65977**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/15**___ AND ENDING ___**12/31/15**___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Short Hills Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
251 E. 51st Street, Suite 9C

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York	**N.Y.**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin A. Pollack   **(212) 758-7899**
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                    (Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __**Kevin A. Pollack**_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____**Short Hills Capital LLC**_____ , as

of _____**December 31**_____ ,**2015**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

SHORT HILLS CAPITAL LLC
Financial Statements and Schedules
as of December 31, 2015
With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

We have audited the accompanying financial statements of Short Hills Capital LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Short Hills Capital LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used. and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Short Hills Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Short Hills Capital LLC financial statements. The information is the responsibility of Short Hills Capital LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 5, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SHORT HILLS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	45,707
Other assets	$	9,772
Total Assets	$	55,479

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable	$	55
Total Liabilities	$	55
Member's Equity	$	55,424
Total liabilities and member's equity	$	55,479

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	$	44,000
Total Revenues	$	44,000
EXPENSES		
Other operating expenses	$	18,718
Total expenses	$	18,718
NET INCOME	$	25,282

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,282
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in accounts payable	$	(2,180)
Decrease in other assets	$	139
Net cash provided by operating activities	$	23,241
NET INCREASE IN CASH	$	23,241
CASH, at beginning of year	$	22,466
CASH, at end of year	$	45,707

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$	30,142
Net income	$	25,282
Balance, December 31, 2015	$	55,424

The accompanying notes are an integral part of these financial statements.

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed in April 2003.

The Company is a registered broker-dealer subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of New York.

The Company's primary business is to provide investment banking and valuation services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

INCOME TAXES

The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $45,652 which was $40,652 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .12 to 1.0.

DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 5, 2016, which is the date the financial statements were available to be issued.

RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its owner at no cost. The fair value of office space is considered insignificant.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

CONTINGENCIES AND REVENUES

The Company is subject to litigation and arbitration in the normal course of business.

During 2013, the Company filed a claim to collect fees from a customer. Effective January 2, 2015, the parties settled this matter. Pursuant to the settlement agreement, the Company was to receive $175,000 on or before March 31, 2015. The customer failed to provide the entire such amount by March 31, 2015, and on or about August 3, 2015, the Company secured a judgment against the customer. The customer has subsequently agreed to pay the Company a total of $155,450. All of the revenues recognized during 2015 consists of payments received pursuant to the matter. The remaining balance receivable from the matter of approximately $111,000 has not been recognized in the accompanying financial statements as the likelihood of collection is unknown.

SHORT HILLS CAPITAL LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2015

COMPUTATION OF NET CAPITAL:

Total member's equity	$	55,424
Less nonallowable assets	$	(9,772)
Net capital	$	45,652

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness	$	55

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	5,000

EXCESS NET CAPITAL $ 40,652

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.12%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in the FOCUS report as of December 31, 2015 and net capital reported above.

SHORT HILLS CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2015

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Short Hills Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Short Hills Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Short Hills Capital LLC stated that Short Hills Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Short Hills Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Short Hills Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 5, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Short Hills Capital LLC

251 E. 51st St., Suite 9C
New York, NY 10022
Tel: (212) 758-7899

BROKER DEALERS ANNUAL EXEMPTION REPORT

Short Hills Capital LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

Short Hills Capital LLC met the aforementioned exemption provisions throughout the most recent year ended December 31 without exception.

Kevin Pollack
President
January 24, 2016